               Supplement to Offer to Purchase Dated May 7, 1997
                           Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
                  (Including the Associated Rights to Purchase
                 Series B Junior Participating Preferred Stock)

                                       of

                       TRANSITIONAL HOSPITALS CORPORATION

                                       at

                              $16.00 NET PER SHARE

                                       by

                              LV ACQUISITION CORP.
                          A Wholly-Owned Subsidiary of
                                  VENCOR, INC.

  THE OFFER HAS BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                                12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON THURSDAY, JUNE 19, 1997, UNLESS THE OFFER IS FURTHER
                                   EXTENDED.
                            ------------------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS (THE
   "RIGHTS") TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK) (THE "SHARES"), OF TRANSITIONAL HOSPITALS CORPORATION (THE "COMPANY"), THAT WILL
 CONSTITUTE AT LEAST 66 2/3% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE SHARES ARE ACCEPTED FOR PAYMENT, (2) LV ACQUISITION CORP. (THE "PURCHASER") BEING SATISFIED THAT ALL HEALTHCARE APPROVALS HAVE BEEN RECEIVED,
   (3) THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 2, 1997 (THE "SELECT MEDICAL MERGER AGREEMENT"), BY AND AMONG THE COMPANY, SELECT MEDICAL
CORPORATION, A DELAWARE CORPORATION ("SELECT MEDICAL"), AND SM ACQUISITION CO.,
    A NEVADA CORPORATION, HAVING BEEN TERMINATED WITHOUT ANY PAYMENTS BY OR LIABILITY ON THE PART OF THE COMPANY (OTHER THAN ANY APPLICABLE PAYMENTS
PURSUANT TO SECTION 9.2 OF THE SELECT MEDICAL MERGER AGREEMENT), (4) THE RIGHTS
 HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER
     BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED HEREIN, (5) THE PURCHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE
SHALL BE INAPPLICABLE TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED HEREIN, (6) THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL
 BE INAPPLICABLE TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED HEREIN AND (7)
  THE COMPANY HAVING EXECUTED AND DELIVERED TO VENCOR, INC. ("VENCOR") AND THE PURCHASER A MERGER AGREEMENT IN THE FORM AGREED TO BY VENCOR OR SUCH OTHER FORM
       AS VENCOR, THE PURCHASER AND THE COMPANY MAY AGREE. SEE SECTION 6.
                            ------------------------

              THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.

  On June 12, 1997, Vencor delivered a form of Agreement and Plan of Merger (the "Vencor Merger Agreement") including related disclosure schedules, to the Company together with a letter agreement providing that Vencor would, subject to certain limited conditions including the prior termination of the Select Medical Agreement, the Company's execution and delivery of the Vencor Merger Agreement and the absence of any of the conditions set forth in paragraphs (a) through (e) of Annex A to the Vencor Merger Agreement, enter into such form of Agreement and Plan of Merger. Also on June 12, 1997, the Company announced that it had delivered written notice of termination of the Select Medical Merger Agreement in accordance with Section 9.1(g) thereof. Section 9.1(g) of the Select Medical Merger Agreement provides, among
                                                   (Continued on following page)

                      The Dealer Manager for the Offer is:

                        CREDIT     FIRST
                        SUISSE     BOSTON

June 12, 1997

(Continued from previous page)

other things, that the Company may under certain circumstances terminate the Select Medical Merger Agreement upon five days prior written notice to Select Medical. The Company is required by the terms of the Select Medical Merger Agreement to negotiate with Select Medical during that five day period to make such adjustments in the terms and conditions of the Select Medical Merger Agreement as would enable the parties thereto to proceed with the transactions contemplated by the Select Medical Merger Agreement.

  Vencor presently anticipates that if the Select Medical Merger Agreement is terminated as contemplated in the notice provided by the Company to Select Medical and the Company enters into the Vencor Merger Agreement, the conditions of the Offer will be satisfied by 12:00 midnight, New York City time on Thursday, June 19, 1997 and that the Offer will be completed at that time. However, there can be no assurance that the Select Medical Merger Agreement will be terminated, that the Company will enter into the Vencor Merger Agreement or that all of the conditions to the Offer will be satisfied at that time. VENCOR URGES ALL HOLDERS OF SHARES WHO WISH TO PARTICIPATE IN THE OFFER TO TENDER THEIR SHARES PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME ON THURSDAY JUNE 19, 1997.

  In anticipation of the execution and delivery by the Company, Vencor and the Purchaser of the Vencor Merger Agreement, the Purchaser is, with this Supplement to the Offer to Purchase (the "Supplement"), amending the conditions to the Offer to be those conditions contemplated by the Vencor Merger Agreement and those structural conditions that will be satisfied prior to or simultaneously with the entry by the Company, Vencor and the Purchaser into the Vencor Merger Agreement. See Section 6.

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares, including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights") should either (1) complete and sign the revised or original Letter of Transmittal or a facsimile thereof in accordance with the instructions in the revised or original Letter of Transmittal, including any required signature guarantees, and mail or deliver the revised or original Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of the Offer to Purchase, dated May 7, 1997 (the "Offer to Purchase"), or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

     The Rights are presently evidenced by the certificates for the Shares and a tender by a stockholder of such stockholder's Shares will also constitute a tender of the associated Rights. If the Vencor Merger Agreement Condition (as defined herein) is not satisfied, a Distribution Date (as defined in the Offer to Purchase) could occur prior to the Expiration Date (as defined herein) and, if a Distribution Date were to occur, stockholders would be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date occurs prior to the Expiration Date and the Purchaser waives that portion of the Rights Condition (as defined herein) requiring that a Distribution Date not have occurred then the procedures set forth in the Offer to Purchase with respect to separate delivery of Rights Certificates must be followed. If the Vencor Merger Agreement Condition is satisfied, the Rights Condition will be satisfied. For the purposes of this Supplement (other than with respect to any discussion of the Rights Condition) it will be assumed that the Rights Condition has been satisfied.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent (as defined below) or to the Dealer Manager (as defined below) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of this Supplement and the revised Letter of Transmittal or the Offer to Purchase may be directed to the Information Agent or to the Dealer Manager.

                               TABLE OF CONTENTS

SECTION                                                                                      PAGE
-------                                                                                      ----
Introduction..............................................................................     1
  1.       Amended Terms of the Offer.....................................................     3
  2.       Price Range of Shares; Dividends...............................................     4
  3.       Certain Information Concerning Vencor..........................................     4
  4.       Background of the Offer Since May 7, 1997; Contacts with the Company...........     5
  5.       Purpose of the Offer and the Vencor Merger; Plans for the Company..............     6
  6.       Amended Conditions of the Offer................................................    13
  7.       Source and Amount of Funds.....................................................    14
  8.       Certain Legal Matters..........................................................    14
  9.       Miscellaneous..................................................................    15

TO THE HOLDERS OF SHARES OF
TRANSITIONAL HOSPITALS CORPORATION:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated May 7, 1997 (the "Offer to Purchase"), of LV ACQUISITION CORP., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of VENCOR, INC., a Delaware corporation ("Vencor"). Pursuant to this Supplement (as defined below), the Purchaser is continuing to offer to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of TRANSITIONAL HOSPITALS CORPORATION, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 21, 1996 (the "Rights Agreement"), between Community Psychiatric Centers (the predecessor name of the Company) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), at $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this supplement (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the revised Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser. The Purchaser will pay all charges and expenses of First Chicago Trust Company of New York (the "Depositary") and D. F. King & Co., Inc. (the "Information Agent"). Unless the context otherwise requires, all references to Shares herein shall include the associated Rights and all references to the Rights shall include all benefits that may inure to the holders of Rights pursuant to the Rights Agreement. Except as otherwise set forth in this Supplement and in the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or use the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery circulated with this Supplement. While the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR THE PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

     IF THE VENCOR MERGER AGREEMENT CONDITION (AS DEFINED BELOW) IS SATISFIED, THE SELECT MEDICAL TERMINATION CONDITION (AS DEFINED BELOW), THE RIGHTS CONDITION (AS DEFINED BELOW), THE CONTROL SHARE CONDITION (AS DEFINED BELOW) AND THE BUSINESS COMBINATION CONDITION (AS DEFINED BELOW) WILL ALL BE SATISFIED. THE MINIMUM CONDITION (AS DEFINED BELOW) AND THE HEALTHCARE CONDITION (AS DEFINED BELOW) AND CERTAIN OTHER TERMS AND CONDITIONS CONTAINED HEREIN WILL STILL BE REQUIRED TO BE SATISFIED OR WAIVED. SEE SECTION 6.

     On June 12, 1997, Vencor delivered a form of Agreement and Plan of Merger (the "Vencor Merger Agreement"), including related disclosure schedules, to the Company together with a letter agreement (the "June 12 Letter") providing that Vencor would, subject to certain limited conditions including the prior termination of the Select Medical Agreement, the Company's execution and delivery of the Vencor Merger Agreement and the absence of any of the conditions set forth in paragraphs (a) through (e) of Annex A to the Vencor Merger Agreement, enter into such form of Agreement and Plan of Merger. Also on June 12, 1997, the

Company announced that it had delivered written notice of termination of the Select Medical Merger Agreement in accordance with Section 9.1(g) thereof.
Section 9.1(g) of the Select Medical Merger Agreement provides, among other things, that the Company may under certain circumstances terminate the Select Medical Merger Agreement upon five days prior written notice to Select Medical. The Company is required by the terms of the Select Medical Merger Agreement to negotiate with Select Medical during that five day period to make such adjustments in the terms and conditions of the Select Medical Merger Agreement as would enable the parties to proceed with the transactions contemplated by the Select Medical Merger Agreement.

     The Vencor Merger Agreement provides for, among other things, (i) the amendment of the conditions to the Offer as set forth in their entirety in
Section 6 of this Supplement, (ii) extension of the expiration date of the Offer to 12:00 midnight, New York City time, on Thursday June 19, 1997 (unless otherwise extended) and (iii) the merger of the Purchaser with and into the Company (the "Vencor Merger") as promptly as is practicable following the consummation of the transactions contemplated by the Vencor Merger Agreement. In the Vencor Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined below) (other than any Shares owned by Vencor, the Purchaser or any other subsidiary of Vencor (the "Vencor Companies") or Shares which are held by Dissenting Stockholders (as defined in the Vencor Merger Agreement)), if any, will be converted into the right to receive $16.00 in cash (the "Offer Consideration").

     Based upon the representations, warranties and covenants contained in the Vencor Merger Agreement, prior to or upon the execution and delivery by the Company of the Vencor Merger Agreement, each of the Rights Condition, the Control Share Condition, the Business Combination Condition, the Select Medical Termination Condition, and the Vencor Merger Agreement Condition, each as defined below, will be satisfied. See "Amended Conditions of the Offer."

CONDITIONS TO THE OFFER

     The Offer is subject to the fulfillment of, among others, the following conditions:

     Minimum Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "MINIMUM CONDITION") UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES THAT WILL CONSTITUTE AT LEAST 66 2/3% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE SHARES ARE ACCEPTED FOR PAYMENT.

     The Company has advised Vencor that as of June 11, 1997 there were (i) 38,994,413 Shares issued and outstanding, (ii) 3,824,848 Shares subject to issuance pursuant to the Company's stock option and incentive plans and (iii) 178,518 Shares subject to issuance pursuant to the 5 3/4% Convertible Subordinated Debentures due 2012 of the Company.

     Based on the foregoing, the Purchaser believes there are approximately 42,997,779 Shares outstanding on a fully diluted basis. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if at least approximately 28,665,186 Shares were to be validly tendered and not withdrawn at the time Shares are accepted for payment, assuming that the number of Shares outstanding on a fully diluted basis on the date the Shares are accepted for payment is the same as the number of Shares outstanding on a fully diluted basis on June 11, 1997.

     Healthcare Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "HEALTHCARE CONDITION") UPON THE PURCHASER BEING SATISFIED THAT ALL APPROVALS UNDER HEALTHCARE LICENSING, CERTIFICATE OF NEED CHANGE OF OWNERSHIP LAWS AND REGULATIONS AND SIMILAR MATTERS THAT ARE MATERIAL TO VENCOR OR THE COMPANY OR TO THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREIN ("HEALTHCARE APPROVALS") HAVE BEEN RECEIVED.

     Select Medical Termination Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "SELECT MEDICAL TERMINATION CONDITION") UPON THE SELECT MEDICAL MERGER AGREEMENT HAVING BEEN TERMINATED WITHOUT ANY PAYMENTS BY OR LIABILITY ON THE PART OF THE COMPANY (OTHER THAN ANY APPLICABLE PAYMENTS PURSUANT TO SECTION
9.2 OF THE SELECT MEDICAL MERGER AGREEMENT).

     Upon entry into the Vencor Merger Agreement the Select Medical Termination Condition will be satisfied. For additional information concerning the Select Medical Termination Condition, see the Offer to Purchase.

     Rights Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "RIGHTS CONDITION") UPON THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED HEREIN.

     Upon entry into the Vencor Merger Agreement the Rights Condition will be satisfied. For additional information concerning the Rights Condition, see the Offer to Purchase.

     The Control Share Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "CONTROL SHARE CONDITION") UPON THE PURCHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE TRANSACTIONS CONTEMPLATED HEREIN.

     Upon entry into the Vencor Merger Agreement the Control Share Condition will be satisfied. For additional information concerning the Control Share Condition, see the Offer to Purchase.

     The Business Combination Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "BUSINESS COMBINATION CONDITION") UPON THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE IS INAPPLICABLE TO THE OFFER AND THE VENCOR MERGER

     Upon entry into the Vencor Merger Agreement the Business Combination Condition will be satisfied. For additional information concerning the Business Combination Condition, see the Offer to Purchase.

     The Vencor Merger Agreement Condition. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "VENCOR MERGER AGREEMENT CONDITION") UPON THE COMPANY HAVING EXECUTED AND DELIVERED TO VENCOR AND THE PURCHASER THE VENCOR MERGER AGREEMENT OR ANOTHER MERGER AGREEMENT IN SUCH OTHER FORM AS VENCOR, THE PURCHASER AND THE COMPANY MAY AGREE.

     Upon entry into the Vencor Merger Agreement, the Vencor Merger Agreement Condition will be satisfied.

     Certain other conditions to consummation of the Offer are described in
Section 6. The Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer. See Sections 5 and 6.

     THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. AMENDED TERMS OF THE OFFER. In anticipation of the parties execution and delivery of the Vencor Merger Agreement, the Offer has been amended. The primary effect of the amendment is a reduction in the number of conditions to the Offer. Until a Distribution Date occurs the Rights will remain attached to the Shares. If the amendment is made to the Rights Agreement as contemplated by the Vencor Merger Agreement, the Rights will remain attached to the Shares.

     Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined below) and not withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday June 19, 1997, unless and until the Purchaser shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

     This Supplement, the revised Letter of Transmittal and other relevant materials are being mailed to holders of Shares from a list provided to the Purchaser by the Company.

     The Purchaser reserves the right to transfer or assign, in whole or in part, from time to time to one or more direct or indirect subsidiaries of Vencor the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     2. PRICE RANGE OF SHARES; DIVIDENDS. The reported high and low sales prices for the Shares on the New York Stock Exchange ("NYSE") Composite Tape during the second calendar quarter of 1997 through June 11, 1997, were $15 7/8 and $8 1/4, respectively. On June 11, 1997, the last full trading day prior to the public announcement of the terms of the June 12 Letter and the terms of the Vencor Merger Agreement, the reported closing price on the NYSE was $15 3/8 per Share. Stockholders of the Company are urged to obtain a current market quotation for the Shares. The Company has not paid a dividend to its stockholders during the second calendar quarter of 1997 to the date hereof.

     3. CERTAIN INFORMATION CONCERNING VENCOR. The selected summary consolidated financial information of Vencor set forth below has been excerpted and derived from Vencor's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. Additional information concerning Vencor is set forth in such summary consolidated report and in other reports and documents filed with the Securities and Exchange Commission (the "Commission"). Such reports may be obtained from the Commission and examined in the manner set forth in Section 8 of the Offer to Purchase.

                                  VENCOR, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
STATEMENT OF OPERATIONS DATA:
Revenues...............................................................  $680,696     $626,337
Income from operations before income taxes.............................    55,891       44,894
Income from operations.................................................    33,982       27,610
Extraordinary loss on extinguishment of debt, net of income tax
  benefit..............................................................    (2,259)          --
                                                                         --------     --------
          Net income...................................................  $ 31,723     $ 27,610
                                                                         ========     ========
Earnings per common and common equivalent share:
Primary:
     Income from operations............................................  $   0.48     $   0.39
     Extraordinary loss on extinguishment of debt......................     (0.03)          --
                                                                         --------     --------
          Net income...................................................  $   0.45     $   0.39
                                                                         ========     ========
Fully diluted:
     Income from operations............................................  $   0.48     $   0.39
     Extraordinary loss on extinguishment of debt......................     (0.03)          --
                                                                         --------     --------
          Net income...................................................  $   0.45     $   0.39
                                                                         ========     ========
Shares used in computing earnings per common and common equivalent share:
  Primary..............................................................    70,207       71,455
  Fully diluted........................................................    70,621       71,455

                                                                                  AT MARCH 31,
                                                                                      1997
                                                                                  -------------
BALANCE SHEET DATA:
Working capital.................................................................   $   427,690
Assets..........................................................................     2,660,706
Long-term debt..................................................................     1,286,843
Stockholders' equity............................................................       833,483

     On May 15, 1997, Elaine L. Chao and Ulysses L. Bridgeman, Jr. were elected as directors of Vencor, replacing William C. Ballard Jr. and Jack O. Vance. Ms. Chao's business address is: The Heritage Foundation, 214 Massachusetts Avenue, NE, Washington, D.C. 20002-4999 and Mr. Bridgeman's business address is: B.F. South, Inc., Suite 104, 12910 Shelbyville Road, Louisville, Kentucky 40243. Each of Ms. Chao and Mr. Bridgeman is a United States citizen. Ms. Chao is currently a Distinguished Fellow of The Heritage Foundation and Mr. Bridgeman is currently the President of Bridgeman Foods, Inc., a franchisee of 51 Wendy's Old Fashioned Restaurants. In addition to her position at The Heritage Foundation, Ms. Chao served as President and Chief Executive Officer of the United Way of America from 1992 to 1996 and as the Director of the Peace Corps from 1991 to 1992. Mr. Bridgeman has served in his current position since 1988. Each of Ms. Chao and Mr. Bridgeman has served on the Audit Committee of the Board of Directors of Vencor since May 1997. The information set forth in Section 9 of the Offer to Purchase is also applicable to each such person.

     4. BACKGROUND OF THE OFFER SINCE MAY 7, 1997; CONTACTS WITH THE
COMPANY. On May 9, 1997, the Company issued a press release announcing that the Board of Directors of the Company (the "Company Board") had authorized management of the Company to initiate discussions with Vencor. Thereafter, representatives of Vencor and the Company began discussing the terms of a possible merger agreement. On May 14, 1997, counsel for Vencor sent a letter (the "May 14 Letter") to counsel for the Company which, among other things,

(i) requested that the Company conduct itself so as not to give Select Medical any right to receive a termination fee pursuant to the Select Medical Merger Agreement and (ii) noted that pursuant to the terms of the Select Medical Merger Agreement, the Company could terminate the Select Medical Merger Agreement, in certain circumstances, without paying a termination fee to Select Medical. The text of the May 14 Letter was attached to an amendment to the Schedule 14D-1 as Exhibit (a)(9) and the foregoing description is qualified in its entirety to the text of the May 14 Letter. On May 19, 1997, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Commission stating that the Company Board did not believe it would be prudent to take a position with respect to the Offer. The Schedule 14D-9 states that the Company Board took this position because among other things, the Company Board continued to believe that the consideration payable pursuant to the Select Medical Merger Agreement is an attractive price for the Company and that there were "uncertainties and contingencies" associated with the Offer, which would have to be resolved to the Company Board's satisfaction.

     During the period commencing on May 8, 1997 through and including June 12, 1997, representatives of Vencor and the Company discussed the terms of a possible merger agreement and negotiated the Vencor Merger Agreement.

     On May 22, 1997, Vencor received a request for additional information from the Antitrust Division, extending the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which otherwise would have expired at 12:00 midnight on May 22, 1997.

     On June 8, 1997, the waiting period under the HSR Act with respect to the indirect acquisition of shares of capital stock of BHC owned by the Company expired.

     On June 11, 1997, the Antitrust Division notified Vencor that it had concluded its review of the combination of Vencor and the Company and that it would be so notifying the Premerger Notification Office of the FTC. On June 12, 1997, Vencor was advised by the Premerger Notification Office of the FTC that the waiting period under the HSR Act with respect to the acquisition of Shares had been terminated.

     On June 12, 1997 Vencor sent the June 12 Letter to the Company and the Company announced that it had delivered written notice of the termination of the Select Medical Merger Agreement in accordance with Section 9.1(g) thereof.

     5. PURPOSE OF THE OFFER AND THE VENCOR MERGER; PLANS FOR THE COMPANY.

     The following is a summary of the Vencor Merger Agreement, a copy of which is attached as Exhibit (a)(21) to Amendment No. 8 to the Schedule 14D-1 of Vencor and the Purchaser (as amended, the "Schedule 14D-1") which has been filed with the Commission and should be available for inspection and copying in the manner set forth in Section 8 of the Offer to Purchase. Such summary is qualified in its entirety by reference to the text of the Vencor Merger Agreement which is incorporated herein by reference. The Vencor Merger Agreement has not yet been entered into by Vencor, the Purchaser and the Company.

     General. The Vencor Merger Agreement provides that Vencor will proceed with the Amended Offer (as defined in the Vencor Merger Agreement). The Vencor Merger Agreement further provides that, without the prior written consent of Company, the Purchaser will not decrease the Offer Consideration or waive the Minimum Condition, impose additional conditions to the Amended Offer, extend the Expiration Date if the conditions to the Offer have been satisfied, provided that none of the conditions which are not to be in existence after June 12, 1997 and prior to the Expiration Date are existing at such time, or amend any other term of the Amended Offer in any manner adverse to the holders of Shares. In addition, the Vencor Merger Agreement provides that the Purchaser will extend the Expiration Date until such time as the conditions to this Amended Offer have been satisfied, provided that no single extension will be for more than ten business days.

     The Vencor Merger Agreement provides that as promptly as practicable following the satisfaction or waiver of the conditions to the Vencor Merger, the Purchaser will be merged with and into Company (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Vencor Companies or Shares which are held by stockholders ("Dissenting Stockholders") exercising appraisal rights pursuant to Section 92A.380 of the NGCL) will, by virtue of the

Vencor Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Consideration.

     The Vencor Merger Agreement provides that the directors of the Purchaser at the Effective Time will be the initial directors of the Company following the Vencor Merger (sometimes referred to with respect to the period following the Vencor Merger as the "Surviving Corporation") and the officers of the Purchaser at the Effective Time will be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Incorporation and by-laws of the Surviving Corporation or as otherwise provided by law.

     Directors Following the Vencor Merger. The Vencor Merger Agreement provides that following the acceptance of payment of Shares by the Purchaser, if requested by Vencor, the Company will promptly take all actions necessary to cause persons designated by Vencor to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Company Board multiplied by (y) the percentage that the number of Shares accepted for payment by the Purchaser plus any Shares beneficially owned by Vencor or its affiliates on the date of the Vencor Merger Agreement bears to the number of Shares outstanding at the time of acceptance for payment. The Company has agreed that it will increase the size of the Company Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Vencor's designees to be elected to the Company Board. The Vencor Merger Agreement further provides that, prior to the Effective Time, the Company Board will always have at least two, and at the Company's election three, members (one of whom will be Richard Conte) who are neither officers of Vencor nor designees, stockholders or affiliates of Vencor ("Vencor Insiders"). No action taken by the Company Board with respect to termination of the Vencor Merger Agreement will be effective unless it is approved by the vote of at least a majority of the directors of the Company who are not Vencor Insiders.

     Representations and Warranties. The Vencor Merger Agreement contains customary representations and warranties of Vencor and the Company. The representations and warranties are qualified so that they are deemed to be accurate so long as any inaccuracy would not have a material adverse effect on either the Company or Vencor, and their respective subsidiaries taken as a whole. Among the representations and warranties supplied by the Company, the Company has represented and warranted with respect to the financial condition, results of operations, properties, assets or liabilities of Behavioral Health Corporation, that the Company Board has taken all appropriate action so that (i) neither Vencor nor the Purchaser will be an "interested stockholder" within the meaning of the Nevada Business Combination Statute by virtue of the execution of the Vencor Merger Agreement or the consummation of the transactions contemplated by the Vencor Merger Agreement and (ii) the entry into the Vencor Merger Agreement and the consummation of the transactions contemplated hereunder shall be exempted from the provisions of the Nevada Control Share Statute, that the Company has amended the Rights Agreement to provide that none of Vencor, the Purchaser or any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) and that the Distribution Date will not be deemed to occur and the Rights will not separate from the Shares as a result of the commencement of the Offer or as a result of consummation of the transactions contemplated by the Merger Agreement, that the Select Medical Merger Agreement will have been terminated in accordance with its terms, that the Company will not be required to make any payment to Select Medical, SM Acquisition Co. or any of their respective affiliates except pursuant to Section 9.2 of the Select Medical Merger Agreement.

     Conduct of Business by the Company Pending the Vencor Merger. The Vencor Merger Agreement provides that from the date of the Vencor Merger Agreement until the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time: (A) the business of the Company will be conducted only in the ordinary and usual course of business and consistent with past practice, and there will be no material change in the conduct of the operations of the Company and the Company's subsidiaries taken as a whole, and, the Company will use its reasonable best efforts to preserve its business organization intact, maintain its existing relations with customers, suppliers, employees and business associates, and preserve the goodwill of those having business relationships with it; (B) the Company will not (I) sell or pledge or agree to sell, pledge, dispose of or encumber any stock or other equity interests owned by it in any of its subsidiaries; (II) amend its Articles of Incorporation or by-laws or, except as contemplated by the Vencor Merger Agreement, amend, modify, consummate or redeem the Rights Agreement or Rights; or (III) split, combine or reclassify any shares of its outstanding capital stock; or (IV) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries; (C) neither the Company nor any of its subsidiaries will (I) authorize for issuance, issue, pledge, dispose of, encumber or sell any additional shares of, or rights of any kind to acquire, any shares of or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for unissued Shares which may be issued upon the exercise or conversion of outstanding rights, options, warrants, commitments, subscriptions, rights to purchase, or otherwise; (II) acquire, dispose of, transfer, lease, guarantee, license, mortgage, pledge or encumber any fixed or other assets in excess of $200,000 in any one or a series of related transactions or more than $1,000,000 in the aggregate other than ordinary course acquisitions of supplies used in the day-to-day operations of the Company; (III) incur, assume or prepay any indebtedness or any other material liabilities; (IV) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a wholly owned subsidiary of the Company in the ordinary course of business and consistent with past practices in an amount in excess of $1,000,000 in the aggregate; (V) make any loans, advances or capital contributions to, or investments in, any other person in an amount in excess of $200,000 in any one or series of related transactions or more than $1,000,000 in the aggregate; (VI) authorize capital expenditures, other than certain specified capital expenditures in excess of $200,000 in any one or a series of related transactions or $500,000 in the aggregate; or (VII) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (D) neither the Company nor any of its subsidiaries will make any change in the compensation payable or to become payable to any of its officers, directors or employees except pursuant to existing agreements, grant any severance or termination pay to, or enter into or amend any employment, severance, termination or other similar agreement, adopt any new employee benefit plan or amend any existing employee benefit plan or voluntarily accelerate the vesting of any stock options, restricted stock or other compensation or benefit or make any loans to any of its officers, directors or employees or make any changes in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether contingent on consummation of the Merger or otherwise, other than as may be required under applicable law or the terms of any existing employee benefit plan or agreement provided, however, that the Company and its subsidiaries may amend any plan to provide for the effectuation thereof immediately prior to the expiration of the Amended Offer and/or the Effective Time so long as the amounts payable thereunder, individually or in the aggregate, are not increased; (E) neither the Company nor any of its subsidiaries will settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material Contracts (as defined in the Vencor Merger Agreement) or waive, release or assign any material rights or claims; (F) neither the Company nor any of its subsidiaries will take, or omit to take, any action that is reasonably likely to cause any representation and warranty of the Company in the Vencor Merger Agreement to become untrue in any material respect; and (G) neither the Company nor any subsidiary will make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Vencor, except in the ordinary and usual course of business, neither the Company nor any subsidiaries of the Company shall take any action to remove the Select Medical Termination Fee from the escrow it is held in by the Nevada District Court except pursuant to an order by the Nevada District Court or such other court of competent jurisdiction.

     Acquisition Proposals. The Vencor Merger Agreement provides that from the date of the Vencor Merger Agreement until its termination, the Company and its subsidiaries will not, and will cause their respective officers, directors, employees or other agents (including, without limitation, investment bankers, attorneys or accountants) not to, directly or indirectly, (i) solicit, initiate, encourage, enter into any agreement or otherwise facilitate any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or the acquisition of any equity interest in, or a substantial portion of the assets of the Company or any transaction that would conflict with or interfere with consummation of the transactions contemplated by the Vencor Merger Agreement, other than the transactions contemplated by the Vencor Merger Agreement and other than the sale of the hospital in Kirkland, Washington and the sale of real estate and buildings relating to hospitals formerly operated by the Company or one of its subsidiaries or certain specified real property at hospitals presently operated by the Company or any of its subsidiaries (any such proposal being an "Acquisition Proposal" and any such acquisition or transaction being an "Acquisition Transaction"), or (ii) engage in or continue discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries, respectively, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding the foregoing, the Vencor Merger Agreement provides that, nothing contained in the Vencor Merger Agreement will prohibit the Company and the Company Board from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (ii) furnishing information to, or entering into negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (i) the Company Board concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial and other aspects of the proposal and the person or entity making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Vencor Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal") and (ii) the Company Board determines in good faith upon advice of counsel that such action is required for the Company Board to comply with its fiduciary duties to stockholders imposed by law. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed that it will notify Vencor promptly if any such proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the terms and conditions of any proposals or offers and thereafter will keep Vencor informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

     Proxy Statement; Stockholder Approval. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed, to the extent required, to prepare and file with the Commission a Proxy Statement and to hold a meeting of stockholders to approve the Vencor Merger or if such meeting is not required, to prepare an Information Statement and to use its reasonable efforts to obtain such stockholder approval.

     Antitrust Laws. Pursuant to the Merger Agreement, the Company, Vencor and the Purchaser have each agreed that they will use best reasonable efforts to oppose the imposition of any Offer Order (as defined below) or any Order (as defined below) and to appeal the imposition of any such Offer Order or any Order. The Vencor Merger Agreement also provides that if the Purchaser shall not have accepted Shares for payment pursuant to the Amended Offer on or before September 1, 1997 due to the existence of an Offer Order, Vencor and the Purchaser will increase the Offer Consideration by an amount per Share equal to interest accruing on $16.00 from September 1, 1997 at a rate of 5% per annum through and including the date Shares are accepted for payment pursuant to the Amended Offer.

     Treatment of Employee Stock Options. The Vencor Merger Agreement provides that at the Effective Time all outstanding options to purchase Shares ("Options") will immediately vest and become fully exercisable. The Vencor Merger Agreement also provides that at the Effective Time each Option with an exercise price of less than the Offer Consideration (a "Lower Priced Option") will be amended to provide that the holders need not tender any exercise price therefor and that upon exercise the holder shall receive an amount of cash equal to the product of (x) the amount by which the Offer Consideration exceeds the exercise price per Share subject to such Lower Priced Option, and (y) the number of Shares issuable pursuant to the unexercised portion of such Lower Priced Option, less any required withholding of taxes. Pursuant to the terms of the Vencor Merger Agreement, at such time, all Options other than Lower Priced Options shall be converted into a right to receive, upon exercise of such Options (including payment of the exercise price of such Options), an amount in cash equal to the (x) the product of the Offer Consideration and (y) the number of Shares issuable pursuant to the unexercised portion of such Option, less any required withholding of taxes. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed that prior to the Expiration Date it will cancel certain of the converging options issued under the Company's 1989 Stock Incentive Plan and will use its best efforts to cancel all other converging options.

     Indemnification Rights. The Vencor Merger Agreement provides that the Articles of Incorporation and by-laws of the Surviving Corporation will contain provisions with respect to indemnification of individuals who at any time prior to the expiration of the Offer (or at any time after expiration of the offer and prior to the Effective Time) were directors, officers, or otherwise entitled to indemnification thereunder (the "Indemnified Parties") which are at least as favorable to each Indemnified Party as the Articles of Incorporation and By-laws of the Company as of the date of the Vencor Merger Agreement. The Vencor Merger Agreement further provides that the Articles of Incorporation and By-laws of the Surviving Corporation will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of an Indemnified Party. The Vencor Merger Agreement also provides that for a period of six years from and after the Effective Time, Vencor and the Surviving Corporation will indemnify, defend and advance expenses in matters that may be subject to indemnification to the Indemnified Parties with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time to the fullest extent permitted under, and subject to the requirements and other provisions of, the Company's Articles of Incorporation, By-laws and indemnification agreements in effect on the date of the Vencor Merger Agreement and applicable provisions of law. In addition, the Vencor Merger Agreement provides that for a period expiring six years after the expiration or termination of any consulting obligations under any agreement requiring any Indemnified Party to provide consulting services to Vencor or the Surviving Corporation following the expiration of the Amended Offer or the Effective Time, Vencor, the Company and the Surviving Corporation will indemnify, defend and advance expenses to Indemnified Parties in matters that would be subject to indemnification with respect to liabilities and claims (and related expenses) made against them resulting from their service as a consultant under any such agreement to the fullest extent permitted under, and subject to the requirements and other provisions of, the Company's Articles of Incorporation, By-laws, indemnification and consulting agreements in effect on the date of the Vencor Merger Agreement and applicable provisions of law.

     The Vencor Merger Agreement also provides that Vencor will cause to be maintained in effect for a period ending not sooner than the sixth anniversary of the Effective Time directors' and officers' liability insurance providing at least the same coverage with comparable carriers with respect to the Company's directors and officers as the policies maintained on behalf of directors and officers of the Company as of the date of the Vencor Merger Agreement, and containing terms and conditions which are no less advantageous, with respect to matters occurring on or prior to the Effective Time (to the extent such insurance is available with respect to such matters); provided, that in no event will Vencor be required to expend to maintain or procure insurance coverage in an amount per annum in excess of 200% of the current annual premiums for the twelve-month period ended November 30, 1996 (the "Maximum Premium") with respect to such insurance, or, if the cost of such coverage exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium. In addition, the Vencor Merger Agreement provides that, in the event that any claim for which coverage under the Company's directors' and officers' liability insurance policy would be available is not paid pursuant to such directors' and officers' liability insurance policy because such amount does not exceed the "deductible" or "retention amount" of such policy, Vencor or Purchaser will promptly, at the election of the officer or director, reimburse or pay or promptly cause the Company to reimburse or pay any officer or director for any amount, up to an aggregate of $500,000 for all officers and directors, payable or paid because such amount is not in excess of the "deductible". In the event that rights are reserved with regard to whether coverage for any claim is available under the Company's directors' and officers' insurance policy, upon written request from an officer or director, Vencor or the Purchaser will pay or cause the Company to pay, upon receipt of an undertaking from the officer or director making the written request to reimburse any amounts paid if it is ultimately determined that coverage with respect to such claim is not available under such policy, any officer or director for any amount, up to an aggregate of $500,000, together with all other amounts payable pursuant to this subsection
(d) of Section 8.7 of the Vencor Merger Agreement for all officers and directors, payable by such persons because such amount is not in excess of the "deductible" or "retention amount".

     Expenses. The parties have agreed in the Vencor Merger Agreement that except with respect to expenses incurred in connection with the termination of the Vencor Merger Agreement (as described below), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Vencor Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses except for certain other expenses that are to be shared equally by Vencor and the Company.

     Conditions to the Vencor Merger. The Vencor Merger Agreement provides that respective obligations of each party to the Vencor Merger Agreement to effect the Vencor Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) any waiting period applicable to the consummation of the Vencor Merger under the HSR Act having expired or been terminated, (ii) to the extent required by the NGCL, the Vencor Merger Agreement and the transactions contemplated thereby having been approved and adopted by the requisite vote or consent of the stockholders of the Company in accordance with applicable law, (iii) no court or other governmental or regulatory authority, agency, commission or other governmental entity, domestic or foreign ("Governmental Entity") of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, preliminary or permanent injunction or other order which is in effect and prohibits consummation of the transactions contemplated by the Vencor Merger Agreement (collectively, an "Order"), (iv) each of the Company and Vencor having obtained such consents from Governmental Entities in addition to those required pursuant to the HSR Act as are required and which are material to Vencor or the Company and to consummation of the transactions contemplated by the Vencor Merger Agreement and (v) the Purchaser having purchased Shares pursuant to the Offer.

     In addition to the conditions set forth above, the Vencor Merger Agreement provides that the obligation of the Company to effect the Vencor Merger is subject to the satisfaction at or prior to the Effective Time of the condition that each of Vencor and the Purchaser has performed in all material respects its obligations under the Vencor Merger Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Vencor and the Purchaser contained in the Vencor Merger Agreement are true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by the Vencor Merger Agreement, and the Company having received a certificate of the Chairman of the Board, the Chief Executive Officer, the President or an Executive Vice President of Vencor as to the satisfaction of this condition.

     The Vencor Merger Agreement also provides that the obligations of Vencor and the Purchaser to effect the Vencor Merger is subject to the satisfaction at or prior to the Effective Time of the following condition that the Company has performed in all material respects its obligations under the Vencor Merger Agreement required to be performed by it at or prior to the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time, and the representations and warranties of the Company contained in the Vencor Merger Agreement are true and correct in all material respects at and as of the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time as if made at and as of such time, except as contemplated by the Vencor Merger Agreement, and Vencor and the Purchaser having received a Certificate of the Chairman of the Board, the Chief Operating Officer, or an Executive Vice President of the Company as to the satisfaction of this condition.

     Termination. Pursuant to the terms of the Vencor Merger Agreement, the Vencor Merger Agreement may be terminated at any time before the Effective Time, either before or after the approval of the stockholders of the Company has been obtained, in each case as authorized by either the Vencor Board or the Company Board by (i) mutual written consent of the parties; (ii) either Vencor or the Company, if the Vencor Merger has not been consummated on or before November 30, 1997 (the "Termination Date"); provided, however, that this particular right to terminate is not be available to any party whose failure to fulfill any obligation under the Vencor Merger Agreement has been directly or indirectly the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date; (iii) either Vencor or the Company, if a court of competent jurisdiction or Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Vencor Merger Agreement, and such order, decree, ruling or other action has become final and nonappealable; (iv) Vencor, if the Company is in material breach of its obligations under the Vencor Merger Agreement and such breach has not been cured within ten days of written notice thereof to the Company; (v) the Company, if Vencor or the Purchaser is in material breach of their respective obligations under the Vencor Merger Agreement and such breach has not been cured within ten days' written notice thereof to Vencor; (vi) Vencor, if the Company Board (A) withdraws or modifies (or publicly announces an intention to withdraw or modify) in any adverse manner its approval or recommendation of the

Vencor Merger Agreement or the Vencor Merger, (B) approves or recommends any Acquisition Proposal, other than by a party to the Vencor Merger Agreement or an affiliate of Vencor or (C) resolves to take any of the actions specified in clauses (A) or (B) above; (vii) either Vencor or the Company, if any required approval of the stockholders of the Company has not been obtained; (viii) the Company, upon five days' prior written notice to Vencor, if, as a result of a written Acquisition Proposal received by the Company from a person other than Vencor or any of its affiliates, the Company Board determines in good faith and in accordance with the conditions set forth in the Vencor Merger Agreement that the members' fiduciary obligations under applicable law require that such Acquisition Proposal be accepted; provided, however, that (A) the Company Board has determined in good faith, after considering applicable provisions of state law and after giving effect to all concessions, if any, which have been offered by Vencor pursuant to clause (B) below, on the basis of oral or written advice of outside counsel, that such action is required by the members' fiduciary obligations under applicable law, and (B) prior to any such termination, the Company negotiates with, and causes its respective financial and legal advisors to, negotiate with, Vencor to make such adjustments in the terms and conditions of the Vencor Merger Agreement as would enable such party to proceed with the transactions contemplated by the Vencor Merger Agreement; or (ix) Vencor if the Company Board fails to take any of the actions contemplated by the provisions of the Vencor Merger Agreement relating to the holding of a meeting of the stockholders of the Company.

     Effect of Termination. The Vencor Merger Agreement provides that in the event of termination of the Vencor Merger Agreement pursuant to the terms of the Vencor Merger Agreement, the Vencor Merger Agreement will become void and there will be no liability on the part of any of the parties or any of their respective directors, officers, employees or representatives other than with respect to the payment of the termination fee and expenses set forth below and with respect to certain other provisions.

     The Vencor Merger Agreement provides that if (x) (i) the Offer has remained open for a minimum of at least 20 business days, (ii) a number of Shares necessary to satisfy the Minimum Condition have not been validly tendered and not withdrawn and the Offer is terminated without the purchase of any Shares,
(iii) no Offer Order (as defined below) shall be in effect, (iv) a competing Acquisition Proposal which provides for a transaction equal to or more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by the Vencor Merger Agreement is made prior to the termination of the Offer, and (v) the Company or any of its subsidiaries consummates an Acquisition Transaction within eighteen months after the termination of the Vencor Merger Agreement, or (y) Vencor shall have terminated the Vencor Merger Agreement pursuant to the provisions of the Vencor Merger Agreement permitting termination in the event of (A) the Company Board withdrawing its recommendation, (B) the Company Board approving an Acquisition Transaction or (C) the Company breaching the provision of the Vencor Merger Agreement relating to the holding of a meeting of the Company's stockholders or
(z) the Company having terminated (or seeking to terminate) the Vencor Merger Agreement pursuant to the provision of the Vencor Merger Agreement permitting termination in the event of the acceptance of an Acquisition Proposal then at the request of Vencor, the Company will pay Vencor a fee of $17,415,000 plus an amount equal to Vencor's out-of-pocket expenses up to $2,000,000, including fees and expenses paid to investment bankers, lawyers and financing sources, incurred in connection with the transactions contemplated by the Vencor Merger Agreement.

     Amendment and Waiver. The Vencor Merger Agreement provides that subject to applicable provisions of the NGCL, the Vencor Merger Agreement may be amended by the parties thereto pursuant to a writing adopted by action taken by all of the parties at any time before the Effective Time. The Vencor Merger Agreement further provides that at any time before the Effective Time, any party to the Vencor Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive, in whole or in part, any inaccuracies in the representations and warranties contained in the Vencor Merger Agreement or in any document delivered pursuant thereto or waive compliance with any of the agreements or conditions contained therein. The Vencor Merger Agreement also provides that any agreement on the part of a party to the Vencor Merger Agreement to any such extension or waiver will be valid only as against such party and only if set forth in an instrument in writing signed by such party. Additionally the Vencor Merger Agreement provides that at any time after the appointment of persons designated by Vencor as directors of the Company pursuant to terms of the Vencor Merger Agreement, a majority of the directors of the Company who are not Vencor Insiders may grant such extensions or waivers.

     6. AMENDED CONDITIONS OF THE OFFER.

     The conditions of the Offer are amended and restated in their entirety as follows:

          Notwithstanding any other provision of the Offer, until satisfaction or waiver of the Healthcare Condition, the Select Medical Condition, the Rights Condition, the Control Share Condition, the Business Combination Condition, and the Vencor Merger Agreement Condition, neither Vencor nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rules 14e-l(c) promulgated under the Exchange Act (relating to Vencor's obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), neither Vencor nor the Purchaser shall be required to pay for, or may delay the acceptance for payment of or payment for, any tendered shares, or may, in its sole discretion (subject to the Vencor Merger Agreement), terminate or amend the Offer as to any Shares not then accepted for payment if the Minimum Condition shall not have been satisfied, or, if on or after June 12, 1997 and at or before the Expiration Date any of the following events shall occur (subject to any required extension of the Offer or as provided in the Vencor Merger Agreement):

             (a) The Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Vencor Merger Agreement which failure is incapable of being cured or has not been cured within ten days after the giving of notice to the Company (provided, that if such notice is given within ten days of the Expiration Date, the Expiration Date will be extended so as to provide the Company with a minimum of ten days from the date of such written notice to cure such breach or failure) or any representation or warranty of the Company set forth in the Vencor Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

             (b) any court or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Offer or imposes material restrictions on Vencor, the Purchaser or the Company in connection with consummation of the Offer or with respect to their business operations, either prior to or subsequent to the consummation of the Offer (collectively, an "Offer Order"); provided that, Vencor shall have used best reasonable efforts to cause any such Offer Order to be lifted;

             (c) any person, entity or group shall have entered into a definitive agreement with the Company with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination with or involving the Company;

             (d) the Company Board (i) shall withdraw or modify (or publicly announce an intention to withdraw or modify) in any adverse manner its approval or recommendation of the Vencor Merger Agreement, the Offer or the Vencor Merger or shall have failed to reconfirm such approval or recommendation upon request by Vencor or the Purchaser, (ii) shall approve or recommend any Acquisition Proposal, other than by Vencor, the Purchaser or an affiliate thereof, or (iii) shall resolve to take any of the actions specified in clause (i) or (ii) above; or

             (e) the Vencor Merger Agreement shall have been terminated by the Company or Vencor or the Purchaser in accordance with its terms or Vencor or the Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the reasonable judgment of Vencor and the Purchaser, in any such case, and regardless of the circumstances (including any permitted action or inaction by Vencor or the Purchaser but excluding any action or inaction by Vencor or the Purchaser in breach of the Vencor Merger Agreement) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Vencor and the Purchaser and may be asserted by Vencor or the Purchaser regardless of the circumstances (including any permitted action or inaction by Vencor or the Purchaser), but excluding any action or inaction by Vencor or the Purchaser in breach of the Vencor Merger Agreement giving rise to such condition or may be waived by Vencor or the Purchaser, by and specific action to that effect in whole or in part at any time and from time to time in its sole discretion.

     7. SOURCE AND AMOUNT OF FUNDS.

     As stated in the Offer to Purchase, the Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Vencor Merger and to pay related fees and expenses will be approximately $585,000,000. The Purchaser expects to obtain these funds from capital contributions or advances made by Vencor. Vencor plans to obtain the funds for such capital contributions or advances from a combination of its and the Company's available cash, and Vencor's working capital, existing credit facilities, borrowings under credit facilities that Vencor will seek to obtain from commercial banks and/or issuance of public debt. Vencor currently anticipates that it may obtain the funds necessary to purchase Shares from borrowings under its Amended and Restated Credit Agreement (as defined below).

     On May 30, 1997 Vencor amended and restated its $1.75 billion Credit Agreement dated as of March 17, 1997, amended as of March 31, 1997 and April 22, 1997, among Vencor, the various banks party thereto, the Swingline Bank party, the LC Issuing Banks party thereto, the Managing Agents and Co-Agents party thereto, Morgan Guaranty Trust Company of New York, as Documentation Agent and Collateral Agent, and Nationsbank, N.A., as Administrative Agent (the "Amended and Restated Credit Agreement"). The Amended and Restated Credit Agreement provides that it will not be effective until the conditions thereto are met, including a condition that the Purchaser has accepted Shares for payment pursuant to the Offer in an amount necessary to satisfy the Minimum Condition.

     Interest is payable pursuant to the Credit Agreement at rates up to either
(i) the prime rate or the daily federal funds rate plus 1/2%, (ii) LIBOR plus 11/16% or (iii) the bank certificate of deposit rate plus 13/16%. The Credit Agreement is collateralized by the capital stock of certain subsidiaries and intercompany borrowings and contains covenants which require, among other things, maintenance of certain financial ratios and limit amounts of additional debt and repurchases of common stock. The Amended and Restated Credit Agreement would amend the Credit Agreement by providing that, among other things, the total amount of Commitments (as defined in the Amended and Restated Credit Agreement) would be increased from $1.75 billion to $2 billion. Interest would be payable under the Amended and Restated Credit Agreement at rates up to any of
(i) the prime rate plus 1/2%, (ii) the daily federal funds rate plus 1%, (iii) LIBOR plus 1 1/8% or (iv) the bank certificate of deposit rate plus 1 1/4%.

     The foregoing discussion of the Credit Agreement and the Amended and Restated Credit Agreement is qualified in its entirety by the text of the Credit Agreement (including the Amendments to the Credit Agreement) and the Amended and Restated Credit Agreement which are attached to Amendment No. 8 to the Schedule 14D-1 as Exhibits (b)(1), (b)(2) and (b)(3).

     As stated in the Offer to Purchase, it is anticipated that the indebtedness incurred by Vencor in connection with the Offer and the Vencor Merger will be paid from funds generated internally by Vencor and its subsidiaries (including, after the Vencor Merger, if consummated, dividends paid by the surviving corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions or through a combination of two or more such sources. No final decisions have been made, however, concerning the method Vencor will employ to repay such indebtedness. Such decisions, when made, will be based on Vencor's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     8. CERTAIN LEGAL MATTERS.

     On May 22, 1997, Vencor received a request for additional information from the Antitrust Division, extending the waiting period under the HSR Act that otherwise would have expired at 12:00 midnight on May 22, 1997.

     On June 8, 1997, the waiting period under the HSR Act with respect to the indirect acquisition of shares of capital stock of BHC owned by the Company expired.

     On June 11, 1997, the Antitrust Division notified Vencor that it had concluded its review of the combination of Vencor and the Company and that it would be so notifying the Premerger Notification Office of the FTC. On June 12, 1997, Vencor was advised by the Premerger Notification Office of the FTC that the waiting period under the HSR Act with respect to the acquisition of Shares had been terminated.

     Vencor has made all filings believed by it to be required to satisfy the Healthcare Condition and believes that the Healthcare Condition will be satisfied prior to the Effective Time.

     Pursuant to the terms of the Vencor Merger Agreement, the parties have agreed that the Select Medical Merger Agreement will be terminated in accordance with its terms, that the Company will not be required to make any payment to Select Medical, SM Acquisition Co. or any of their respective affiliates except pursuant to Section 9.2 of the Select Medical Merger Agreement. Vencor intends to discontinue Vencor, Inc., et al. v. Transitional Hospitals Corporation, et al., CV-S-97-00565. Vencor has determined to take this action based on information that it has obtained during the course of its negotiations with the Company which has led Vencor to believe that the actions taken by the Company Board forming the basis of Vencor's complaint were the result of misunderstandings.

     9. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     Neither the Purchaser nor Vencor is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

     The Purchaser and Vencor have filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained in the same manner as set forth in Section 8 of the Offer to Purchase.

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED LETTERS OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

     No person has been authorized to give any information or make any representation on behalf of Vencor or the Purchaser not contained in this Supplement, the Offer to Purchase or in the revised Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Neither the delivery of this Supplement or the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Vencor, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.
                                          LV Acquisition Corp.

June 12, 1997

     Manually signed facsimile copies of the revised or original Letter of Transmittal will be accepted. The revised or original Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                               The Depositary is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                  Facsimile (for Eligible Institutions Only):
                                 (201) 222-4720
                                       or
                                 (201) 222-4721

                             Confirm by Telephone:
                                 (201) 222-4707

          By Mail:                          By Hand:                    By Overnight Courier:
First Chicago Trust Company        First Chicago Trust Company       First Chicago Trust Company
        of New York                        of New York                       of New York
    Tenders & Exchanges             ATTN: Tenders & Exchanges            Tenders & Exchanges
       P.O. Box 2569            c/o The Depository Trust Company      14 Wall Street, 8th Floor
     Suite 4660 -- TTX              55 Water Street, DTC TAD              Suite 4680 -- TTX
 Jersey City, NJ 07303-2569      Vietnam Veterans Memorial Plaza          New York, NY 10005
                                       New York, NY 10041

     Any questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.
                                77 WATER STREET
                               NEW YORK, NY 10005
                          CALL COLLECT (212) 269-5550
                         CALL TOLL FREE (800) 755-3105

                      The Dealer Manager for the Offer is:

                           CREDIT SUISSE FIRST BOSTON
                             ELEVEN MADISON AVENUE
                            NEW YORK, NY 10010-3629
                         CALL TOLL FREE (800) 646-4543